82-5050

Information

AIR FRANCE

Results

Roissy, 12 February 2003

03003904

FEB 14 2003

FISCAL YEAR 2002-03

- **Third quarter results (October-December 2002): slight improvement despite the very difficult context**
  - 7.9% growth in turnover to 3.14 billion euros
  - 3.9% increase in unit yield per available seat-km
  - Operating profit of 4 million euros (112-million loss last year)
  - Net profit of 2 million euros

- **April-December 2002: net pre-tax income of 278 million euros (+ 68.5%)**

Consolidated figures

(in €m)	Quarter at 31 December			9 months to 31 December		
	2002-03	2001-02	Change	2002-03	2001-02	Change
Turnover	3,136	2,907	+7.9%	9,687	9,488	+2.1%
EBITDAR	378	261	+44.8%	1,442	1,250	+15.4%
Operating income before aircraft disposals	2	(114)	NS	295	157	+87.9%
Operating income after aircraft disposals	4	(112)	NS	315	213	+47.9%
Net pre-tax income	3	(127)	NS	278	165	+68.5%
Group net income	2	(131)	NS	218	152	+43.4%
Earnings per share (in €)				0.99	0.69	+43.4%

Dw 3/19

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr

Balanced net income in 3rd quarter at 31 December 2002

Despite the still difficult economic situation and the sharp fall in the dollar, turnover rose 7.9% thanks to the upturn in passenger activity during this quarter and the resilient cargo activity.

- **Passenger activity**

	3rd quarter to		
Consolidated figures	31/12/2002	31/12/2001	Change
Total passenger revenues (€m)	2,578	2,342	+10.1%
Scheduled passenger revenues (€m)	2,370	2,146	+10.4%
Unit revenue per ASK (euro cents)	7.26	6.98	+3.9%
Yield per RPK (euro cents)	9.63	9.99	-3.6%

The scheduled passenger revenues of the Air France Group grew by 10.1% for a 14.4% increase in traffic. The load factor rose 5.5 points to 75.4%.

Group unit revenue per available seat-km (RASK) increased by 5.4% excluding currency (1.7%) and network mix (0.3%) effects. After adjusting for these effects, yield per revenue passenger-km (RRPK) dropped by 2.2%.

Network performance evolved as follows:

October-December 2002	Capacity (ASK)	Traffic (RPK)	Turnover
Long-haul	+7.9%	+16.8%	+17.6%
International medium-haul	+5.9%	+9.4%	+10.3%
Domestic medium-haul	-4.7%%	+3.4%	-5.09%
Total	**+6.1%**	**+14.4%**	**+10.4%**

- **Cargo activity**

	3rd quarter to		
Consolidated figures	31/12/2002	31/12/2001	Change
Total cargo revenues (€m)	402	391	+2.8%
Scheduled cargo revenues (€m)	356	345	+3.2%
Unit revenue per ATK (euro cents)	16.37	17.33	-5.5%
Unit revenue per RTK (euro cents)	24.60	25.50	-3.5%

Traffic grew by 7.2% for a 9.5% increase in capacity, leading to a 1.4-point loss in the load factor, which reached 66.5%. Excluding currency, unit revenue dropped by 1.6%.

- **Results**

For a 7.9% increase in consolidated turnover to 3.14 billion euros, operating expenditure only grew by 3.7% to 3.13 billion euros. EBITDAR substantially improved by 44.8% to 378 million euros. This figure is higher than the third quarter of fiscal 2000-01. Before aircraft disposals (2 million euros), operating profit came to 2 million euros (114 million loss and 48 million respectively at 31 December 2001 and 2000). Air France posted an operating profit of 4 million euros after aircraft disposals (112 million loss and 21 million loss in 2001 and 2000).

Unit costs per equivalent available seat-km (EASK) dropped by 1.7%. Excluding currency (2.2%) and fuel price effect (0.7%), they decreased by 0.3%.

The Group's net consolidated income came to € 2 million against a € 131-million loss at 31 December 2001.

A net pre-tax income of 278 million euros for the first nine months of the year

- **Passenger activity**

	9 months to		
Consolidated figures	31/12/2002	31/12/2001	Change
Total passenger revenues (€m)	8,048	7,870	+2.3%
Scheduled passenger revenues (€m)	7,429	7,191	+3.3%
Unit revenue per ASK (euro cents)	7.47	7.40	+1.0%
Yield per RPK (euro cents)	9.75	9.76	-0.1%

Scheduled passenger revenues improved by 3.3% during the first nine months, in line with the 3.3% increase in traffic and 2.2% increase in capacity. The load factor attained 76.7% (up 0.8 point).

Group unit revenue per available seat-km (RASK) grew by 2.0% excluding currency (1.6%) and network mix (0.5%) effects. Adjusted for these effects, yield per revenue passenger-km (RRPK) gained 1.0%.

Network performance evolved as follows:

April-December 2002	Capacity (ASK)	Traffic (RPK)	Turnover
Long-haul	+3.3%	+4.7%	+8.2%
International medium-haul	+1.4%	+2.8%	+3.5%
Domestic medium-haul	-3.5%	-6.0%	-8.5%
Total	**+2.2%**	**+3.3%**	**+3.3%**

- **Cargo activity**

	9 months to		
Consolidated figures	31/12/2002	31/12/2001	Change
Total cargo revenues (€m)	1,125	1,086	+3.6%
Scheduled cargo revenues (€m)	999	941	+6.2%
Unit revenue per ATK (euro cents)	15.56	15.57	-0.1%
Unit revenue per RTK (euro cents)	23.99	24.17	-0.8%

During this period, traffic grew by 7.1% for a 6.4% increase in capacity. The load factor gained 0.4 point, reaching 64.9%.
Unit revenue per available seat-km (RATK) increased by 3.9% excluding currency.

- **Results**

Consolidated turnover stood at 9.69 billion euros (up 2.1%) including 9.17 billion for air transport, i.e. 95% of the total. Maintenance revenues came to 409 million euros (down 1.4%) and other activities to 105 million (down 10.3%).

Unit costs per equivalent available seat-km (EASK) dropped 0.9%. After adjusting for currency (2.0%) and fuel prices (0.7%), they rose by 1.8% of which 1.3% due to the higher cost of insurance and navigation and airport fees.

EBITDAR rose to 1.44 billion euros, up15.4%. The EBITDAR margin improved to 14.9%, which is higher than at 31 December 2000. Operating income before aircraft disposals totalled 295 million euros against 157 million a year ago. After aircraft disposals of 20 million euros (56 million at 31 December 2001), operating income rose to 315 million euros against 213 at 31 December 2001. It breaks down as follows:
- passenger activity: 206 million euros against 96 in the previous year,
- cargo activity: 22 million euros against a 4-million loss at 31 December 2001,
- maintenance: 65 million euros against 59 million at 31 December 2001,
- other: 22 million against 62 million one year earlier.

Net financial charges improved (-48 million compared with -85 million) thanks to a solid financial structure and currency gains of 56 million euros.

Before taxes, income rose to 278 million against 165 million last year, and after taxes net consolidated income for the Group attained 218 million euros (up 43.4%).

- **Financial situation**

The debt/equity ratio stabilized at 0.71 (0.73 at 31 March 2002). Equity came to 4.14 billion euros and net debt to 2.96 billion. For the first nine months, investments rose to 984 million euros, and were financed by operating cash flow of 703 million and 218 million of disposals.

Outlook

The results of the last quarter are in line with the Company's expectations. The current quarter started off with severe disruption to operations due to the snow storm on 4 and 5 January. In addition, the pilots' strike in early February, where participation was low, led to a loss of earnings of around 12 million euros. Despite these difficulties and, in the absence of a worsening of the economic situation due to the Middle East crisis, the target of a higher operating profit than last year (excluding aircraft disposals) remains achievable.

Key dates

13 February 2003: audio-web conference at 3.00 pm (London time).

To connect, dial 00 44 208 781 0563 (password: Air France).

To visualize the presentation, type in the following Internet address: http://www.momentys.com/airfrance/Q3/default.htm (password: AFRQ3)

To connect instant replay, dial 00 44 208 288 4459 (password: 738922).

STATISTICS

	Quarter ending 31 December 2002	2001	Change	9 months ending 31 December 2002	2001	Change
Air France						
Passenger operations						
ASK (in millions)	31,323	29,598	+5.8%	95,644	94,051	+1.7%
RPK (in millions)	23,828	20,904	+14.0%	73,879	71,902	+2.7%
Load factor	76.1%	70.6%	+5.4 pts	77.2%	76,5%	+0.8pt
RASK (in cts)	6.93	6,68	+3.7%	7.14	7.10	+0.5%
Exc. Currency & network mix			+6.4%			+2.2%
RRPK (in cts)	9.11	9,46	-3.7%	9.24	9.,29	-0.5%
Exc. Currency & network mix			-1.1%			+1.2%
Cargo operations						
ATK (in millions)	2,178	1,989	+9.5%	6,416	6,034	+6.4%
RTK (in millions)	1,449	1,353	+7.2%	4,162	3,888	+7.1%
Load factor	66.5%	67.9%	-1.4 pt	64.9%	64.5%	+0.4 pt
RATK (in cts)	16.37	17.33	-5.5%	15.14	14.71	+3.0%
Exc. Currency			-1.8%			+6.6%
RRTK (in cts)	24.60	25.50	-3.5%	23.66	23.47	+0.8%
Unit cost						
EASK (in cts)	6.82	7.01	-2.7%	6.66	6.76	-1.5%
Air France Group						
Passenger operations						
ASK (in millions)	32,581	30,717	+6.1%	99,298	97,189	+2.2%
RPK (in millions)	24,558	21,473	+14.4%	76,118	73,689	+3.3%
Load factor	75.4%	69.9%	-5.5 pts	76.7%	75.8%	+0.8 pt
RASK (in cts)	7.26	6.98	+3.9%	7.47	7.40	+1.0%
Exc. Currency & network mix			+5.4%			+2.0%
RRPK (in cts)	9.63	9.99	-3.6%	9,75	9.76	-0.1%
Exc. Currency & network mix			-2.2%			+1.0%
Unit cost Group						
EASK (in cts)	7.08	7.20	-1.7%	6.93	6.99	-0.9%

Air France Group

FINANCIAL STATEMENTS

Air France Group

CONSOLIDATED INCOME STATEMENTS

In € millions

Nine months ended December 31,	Notes	2002	2001	Year ended March 31, 2002
Operating revenues	2	**9,687**	**9,488**	**12,528**
External expenses	3	(5,563)	(5,692)	(7,466)
Salaries & related costs	4	(2,939)	(2,773)	(3,738)
Taxes other than income tax		(142)	(131)	(163)
Gross operating result		**1,043**	**892**	**1,161**
Charge to depreciation/amortization, net	5	(737)	(728)	(972)
Charge to operating provisions, net	5	(23)	(12)	(39)
Gain on disposal of flight equipment, net		20	56	78
Other operating income and charges, net		12	5	7
Operating income		**315**	**213**	**235**
Restructuring costs		(13)	(3)	(11)
Net financial charges	6	(48)	(85)	(112)
Gains on disposals of subsidiaries and affiliates, net	7	4	22	24
Pretax income (loss)		**258**	**147**	**136**
Share in net income of equity affiliates		32	30	31
Amortization of goodwill		(12)	(12)	(16)
Income (loss) before income taxes and minority interests		**278**	**165**	**151**
Income tax	8	(58)	(8)	5
Income (loss) before minority interests		**220**	**157**	**156**
Minority interests		(2)	(5)	(3)
NET INCOME (LOSS)		**218**	**152**	**153**
Earnings (loss) per issued share		0.99	0.69	0.69
Earnings (loss) per share				
- basic		1.00	0.70	0.70
- diluted		1.00	0.70	0.70

Air France Group

CONSOLIDATED BALANCE SHEETS

In € millions

ASSETS at	12.31.2002	03.31.2002	03.31.2001
Consolidation goodwill	115	125	133
Intangible fixed assets	173	190	206
Flight equipment	7,470	7,446	7,269
Other property and equipment	859	847	757
Investments in equity affiliates	308	303	276
Other investments	245	237	267
Total	**9,170**	**9,148**	**8,908**
Inventory	246	266	227
Trade receivables	1,317	1,495	1,549
Income tax receivable	40	80	66
Other accounts receivable	624	712	549
Marketable securities	1,059	1,408	942
Cash	145	255	216
Total current assets	**3,431**	**4,216**	**3,549**
Total assets	**12,601**	**13,364**	**12,457**

Air France Group

CONSOLIDATED BALANCE SHEETS (CONTINUED)

In € millions

LIABILITIES AND STOKHOLDERS' EQUITY at	12.31.2002	03.31.2002	03.31.2001
Common stock	1,868	1,868	1,868
Additional paid-in capital	261	261	261
Retained earnings (accumulated deficit)	1,982	1,813	1,723
Cumulative translation adjustment	6	19	22
Stockholders' equity	**4,117**	**3,961**	**3,874**
Minority interests	30	29	25
Stockholders' equity and minority interests	**4,147**	**3,990**	**3,899**
Provisions for liabilities and charges	963	937	994
Short and long-term debt and capital leases	4,239	4,616	4,073
Trade payables	1,322	1,525	1,557
Income tax liability	38	22	19
Advance ticket sales	833	1,024	872
Other payables	1,059	1,250	1,043
Total liabilities	**8,454**	**9,374**	**8,558**
Total liabilities and stockholders' equity	**12,601**	**13,364**	**12,457**

Air France Group

STATEMENTS OF MOVEMENTS IN STOCKHOLDERS' EQUITY

In € millions

Before allocation of income	Number of shares comprising common stock	Common stock	Add'l paid-in capital	Réserves	Treasury Stock	Translation differences	Stockholders' equity	Minority interests	Stockholders' equity and minority interests
March 31, 2000	**219,780,887**	**1,809**	**262**	**1,395**	**-**	**19**	**3,485**	**22**	**3,507**
Translation of common stock into euro		59		(59)			-		-
Dividends paid				(34)			(34)	-	(34)
Offset of stock issue costs			(1)				(1)		(1)
Translation differences						3	3		3
Current year net income (loss)				421			421	4	425
Changes in scope of consolidation							-	(1)	(1)
March 31, 2001	**219,780,887**	**1,868**	**261**	**1,723**	**-**	**22**	**3,874**	**25**	**3,899**
Dividends paid				(61)			(61)	(5)	(66)
Offset of merger costs				(2)			(2)		(2)
Translation differences						(3)	(3)		(3)
Current year net income (loss)				153			153	3	156
Changes in scope of consolidation							-	6	6
March 31, 2002	**219,780,887**	**1,868**	**261**	**1,813**	**-**	**19**	**3,961**	**29**	**3,990**
Dividends paid				(28)			(28)	(4)	(32)
Change in treasury stock					(21)		(21)		(21)
Translation differences						(13)	(13)	-	(13)
Net income for the period				218			218	2	220
Changes in scope of consolidation							-	3	3
September 30, 2002	**219,780,887**	**1,868**	**261**	**2,003**	**(21)**	**6**	**4,117**	**30**	**4,147**
Proposed dividends							-		

Air France Group

CONSOLIDATED STATEMENT OF CASH FLOWS

In € millions

Nine months ended December 31,	2002	2001	Year ended 03.31.2002
Cash flows from operating activities	**703**	**857**	**1,017**
Gross operating result	1,043	892	1,161
Other income (expenses) received (paid)	(22)	(21)	(62)
Foreign exchange gains (losses)	(1)	(13)	(5)
Operating cash flows	**1,020**	**858**	**1,094**
Changes in working capital	(224)	118	97
Restructuring expenditure	(8)	(10)	(15)
Interest paid	(127)	(149)	(213)
Interest received	43	46	61
Income tax paid (received)	(1)	(6)	(7)
Cash flows from investing activities	**(765)**	**(1,055)**	**(955)**
Acquisitions of subsidiaries	(23)	(27)	(27)
Purchase of tangible and intangible fixed assets	(984)	(1,275)	(1,448)
Disposals of subsidiaries	8	60	59
Proceeds on disposal of tangible and intangible assets	218	181	454
Dividends received	16	6	7
Cash flows from financing activities	**(567)**	**550**	**675**
Issuance of common skock	5	-	1
New debts	584	729	884
Repayment of debts	(507)	(118)	(168)
Repayment of capital lease obligations	(442)	(126)	(157)
Net decrease (increase) in loans	(15)	(7)	(20)
Net decrease (increase) in short-term investments	(160)	137	201
Dividends paid	(32)	(65)	(66)
Translation differences	**(1)**	**-**	**-**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(630)**	**352**	**737**
Opening cash and cash equivalents	1,047	310	310
Closing cash and cash equivalents	417	662	1,047

The movement in working capital requirement is explained by a standard calendar effect related to the seasonality of activities at the end of the calendar year and an increase in receivables over last year.
Last year's positive movement masked a substantial decrease in receivables (travel agencies, transit agents, airline companies) due to the sharp drop in sales in the last calendar quarter following the events of September 2001.

NOTES TO THE FINANCIAL STATEMENTS

Air France Group

1. CHANGES IN THE SCOPE OF CONSOLIDATION

As of December 31, 2002, the Group comprised 59 companies, of which 43 are fully consolidated and 16 companies are equity affiliates. The list of companies within the scope of consolidation is shown in note 9.

Five companies acquired or created during the half-year were consolidated for the first time: Société Nouvelle Air Ivoire, which has been operating since April, its parent company, All Africa Airways, Aérosur, a subsidiary of Servair, specializing in airport security, Mali Catering company, a subsidiary of Servair and Reenton Development Ltd., an industrial maintenance firm in Shanghai, whose purchase generated goodwill of EUR 0.4 million.

In addition, the impact of the first-time consolidation of Air France Servisair Ltd., a ground handling agent at London Heathrow, was immaterial on net income for the period.

The universal transfer of assets from Société d'Exploitation Aéropostale to Air France on April 1 had no impact on the Group's financial statements.

2. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AERA

2.1 - Information by sector of activity

In € millions

Nine months ended December 31,	2002		2001	
	Operating revenues	Operating income	Operating revenues	Operating income
Passenger	8,048	206	7,870	96
Cargo	1,125	22	1,086	(4)
Maintenance	409	65	415	59
Others	105	22	117	62
Total	**9,687**	**315**	**9,488**	**213**

In comparison to the situation in late September 2002, operating income increased by EUR 4 million (compared with a decrease of EUR 112 million in the previous year) due to an operating loss of EUR 33 million for the passenger activity (EUR 164 million loss in 2001), an operating profit of EUR 29 million for the cargo activity (EUR 32 million profit in the previous year), a gain of EUR 1 million (compared with EUR 11 million) for maintenance and positive gains from the other activities amounting to EUR 7 million (EUR 9 million in 2001).

Air France Group

2.2 - Analysis of operating revenues by geographical area of sale

in € millions

	Metropolitan France		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Nine months ended December 31, 2002													
Scheduled passenger	3,394	(45.7%)	266	(3.6%)	1,597	(21.5%)	473	(6.4%)	1,083	(14.5%)	616	(8.3%)	7,429
Other passenger revenues	342	(55.3%)	20	(3.2%)	148	(23.9%)	28	(4.5%)	49	(7.9%)	32	(5.2%)	619
Total Passenger	3,736	(46.4%)	286	(3.6%)	1,745	(21.7%)	501	(6.2%)	1,132	(14.1%)	648	(8.1%)	8,048
Cargo	275	(27.5%)	34	(3.4%)	244	(24.5%)	72	(7.2%)	105	(10.5%)	269	(26.9%)	999
Other cargo revenues	36	(28.6%)	8	(6.3%)	34	(27.0%)	7	(5.6%)	26	(20.6%)	15	(11.9%)	126
Total Cargo	311	(27.7%)	42	(3.7%)	278	(24.7%)	79	(7.0%)	131	(11.7%)	284	(25.2%)	1,125
Maintenance	403	(98.5%)	-	-	-	-	-	-	-	-	6	(1.5%)	409
Others	91	(86.7%)	14	(13.3%)	-	-	-	-	-	-	-	-	105
Total	4,541	(46.9%)	342	(3.5%)	2,023	(20.9%)	580	(6.0%)	1,263	(13.0%)	938	(9.7%)	9,687
Nine months ended December 31, 2001													
Scheduled passenger	3,382	(47.1%)	253	(3.5%)	1,473	(20.5%)	410	(5.7%)	1,073	(14.9%)	600	(8.3%)	7,191
Other passenger revenues	432	(63.8%)	21	(3.1%)	107	(15.8%)	29	(4.3%)	56	(8.2%)	34	(5.0%)	679
Total Passenger	3,814	(48.5%)	274	(3.5%)	1,580	(20.1%)	439	(5.6%)	1,129	(14.3%)	634	(8.1%)	7,870
Cargo	262	(27.8%)	30	(3.2%)	232	(24.6%)	58	(6.2%)	137	(14.6%)	222	(23.6%)	941
Other cargo revenues	103	(71.0%)	3	(2.1%)	14	(9.7%)	3	(2.1%)	15	(10.3%)	7	(4.8%)	145
Total Cargo	365	(33.6%)	33	(3.0%)	246	(22.7%)	61	(5.6%)	152	(14.0%)	229	(21.1%)	1,086
Maintenance	415	(100.0%)	-	-	-	-	-	-	-	-	-	-	415
Others	104	(88.9%)	13	(11.1%)	-	-	-	-	-	-	-	-	117
Total	4,698	(49.5%)	320	(3.4%)	1,826	(19.2%)	500	(5.3%)	1,281	(13.5%)	863	(9.1%)	9,488

2.3 - Analysis of operating revenues by geographical area of destination

in € millions

	Metropolitan France		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Nine months ended December 31, 2002													
Scheduled passenger	1,420	(19.1%)	698	(9.4%)	1,991	(26.8%)	843	(11.3%)	1,561	(21.0%)	916	(12.3%)	7,429
Cargo	20	(2.1%)	115	(11.5%)	78	(7.8%)	118	(11.8%)	299	(29.9%)	369	(36.9%)	999
Total	1,440	(17.2%)	813	(9.6%)	2,069	(24.5%)	961	(11.4%)	1,860	(22.1%)	1,285	(15.2%)	8,428
Nine months ended December 31, 2001													
Scheduled passenger	1,553	(21.6%)	678	(9.4%)	1,924	(26.8%)	699	(9.7%)	1,486	(20.7%)	851	(11.8%)	7,191
Other passenger revenues	21	(2.2%)	111	(11.8%)	57	(6.1%)	98	(10.4%)	322	(34.2%)	332	(35.3%)	941
Total	1,574	(19.4%)	789	(9.7%)	1,981	(24.4%)	797	(9.8%)	1,808	(22.2%)	1,183	(14.5%)	8,132
Total		(2.2)		(0.1)		0.1		1.6		(0.1)		0.7	

Air France Group

3. EXTERNAL EXPENSES

In € millions

Nine months ended December 31,	2002	2001	Variation
Aircraft fuel	1,036	1,152	-10.1%
Chartering costs	314	510	-38.4%
Aircraft operating lease costs	399	358	11.5%
Landing fees and en route charges	709	667	6.3%
Catering	243	248	-2.0%
Handling charges and other operating costs	572	579 (1)	-1.2%
Aircraft maintenance costs	498	476	4.6%
Commercial and distribution costs	886	844	5.0%
Other external expenses	906	858 (1)	5.6%
Total	**5,563**	**5,692**	**-2.3%**

(1) After reclassification of EUR 8 million in charges previously recorded in other external expenses.

The decline in external expenses is mainly attributable to:

- A 10.1% decrease in fuel expenses resulting from a stable volume impact (up 0.4%), a favorable US dollar impact (down 6.8%) and a 3.6% price decrease thanks to an effective hedging policy that enabled savings in the amount of EUR 59 million;
- A 38.4% decline in chartering costs due in equal measures to the "free flow" arrangement with Delta and Alitalia within Skyteam and reduced recourse to contractual or occasional charters for Group flights;
- Effective control over stopover costs (down 1.2%) and commissionership expenses (down 2.0%) despite growth in activity (up 2.3% in equivalent available seat-kilometers, up 2.7% in revenue passenger-kilometers).

Conversely, the main items that increased are as follows:

- Operating lease charges (up 11.5%) because of the greater use of leasing arrangements during the winter of 2001/2002;
- Traffic and handling fees (up 6.3%) following a major increase in airport duties and air traffic control organization costs;
- Other costs (up 5.6%) because of the increase in insurance and safety costs;
- Commercial costs (up 5.0%) due to an increase in interline commissions paid in connection with the "free flow" arrangement (offset by an increase in interline commissions received and recorded in operating revenues) and despite a 5.4% decrease in commissions paid to travel agencies.

4. SALARIES AND NUMBER OF EMPLOYEES

4.1 - Salaries and related costs

In € millions

Nine months ended December 31,	2002	2001	Variation
By cost category			
Wages and salaries	2,162	2,028	6.6%
Pension contributions	181	185	-2.2%
Social security contributions	596	560	6.4%
Total	**2,939**	**2,773**	**6.0%**
By geographical area			
France	2,733	2,575	6.1%
Overseas territories	23	13	76.9%
Abroad	183	185	-1.1%
Total	**2,939**	**2,773**	**6.0%**

The 6% rise in personnel costs arises from:

- Change in group structure for 0.5% (first full consolidation of several subsidiaries - cf. note 1);
- Timing impact for 0.6% (no incentive and profit-sharing provision in 2001 given uncertainties over the annual results);
- Increase in the number of employee for 0.9% on a constant Group structure basis;
- Increase in payroll for 4.0% on a constant Group structure basis.

4.2 - Average number of employees

Nine months ended December 31,	2002	2001	Variation
Total	**71,484**	**70,184**	**1.9%**
Fligth deck crew	4,910	4,856	1.1%
Cabin crew	12,941	12,913	0.2%
- of which employed in France	*12,597*	*12,642*	*-0.4%*
- of which employed in Oversea territories and abroad	*344*	*271*	*26.9%*
Groundstaff	53,633	52,415	2.3%
- of which employed in France	*47,000*	*46,438*	*1.2%*
- of which employed in Oversea territories and abroad	*6,633*	*5,977*	*11.0%*
Management	8,927	8,577	4.1%
Supervisors	20,137	19,210	4.8%
Other staff	24,569	24,628	-0.2%
Pilots and cabin crew	16,850	16,816	0.2%
Instructors	687	625	9.9%
Management	314	328	-4.3%

The above number of employees is calculated on a weighted average basis based on actual paid presence.

On a constant Group structure basis, the "weighted average number of employees" increased by 0.9%. If the full consolidation of the new subsidiaries is taken into account (cf. note 1), this increase is 1.9%.

Air France Group

5. DEPRECIATION AND AMORTIZATION

In € millions

Nine months ended December 31,	2002	2001	Variation
Net charge to depreciation/amortization	***737***	***728***	***1.2%***
- Intangible fixed assets	28	28	-
- Flight equipment	602	600	0.3%
- Other property, plant and equipment	107	100	7.0%
Net charge to operating provisions	***23***	***12***	-
- Fixed assets	-	-	-
- Inventories	(3)	5	-
- Trade receivable	-	16	-
- Liabilities and charges	26	(9)	-
Total	**760**	**740**	**2.7%**

Depreciation and amortization expense remained stable (EUR 737 million compared to EUR 728 million last year), reflecting the stability of the fleet under full ownership or finance lease.

Net charges to operating provisions increased from EUR 11 million to EUR 23 million due to the substantial write-backs of provisions last year at the time of the A310 and latest B737-200 sales and the operational return of Concorde.

6. NET FINANCIAL CHARGES

In € millions

Nine months ended December 31,	2002	2001	Variation
Financial expenses	***(119)***	***(123)***	***-3.3%***
- Loan interest	(82)	(76)	7.9%
- Lease interest	(55)	(69) [1]	-20.3%
- Capitalized interest	20	25	-20.0%
- Other financial expenses	(2)	(3)	-33.3%
Financial income	***38***	***46***	***-17.4%***
- Interest on securities	20	24	-16.7%
- Net gains on securities	12	10	20.0%
- Other financial income	6	12 [1]	-50.0%
Net charges	**(81)**	**(77)**	**5.2%**
Foreign exchange losses, net	56	(12)	-
Net (charge) release to provisions	(23)	4	-
Total	**(48)**	**(85)**	**-43.5%**

[1] After offsetting EUR 9 million in financial income generated by finance lease deposits previously recorded in other financial

Net financial charges total EUR 48 million compared to EUR 85 million last year. This charge includes net charges to provisions of EUR 23 million (compared with net write-backs of EUR 4 million last year), of which EUR 16 million was charged to provisions for unrealized losses on Air France shares held by the Company or subject to a firm purchase commitment and intended to cover stock options granted to pilots in 1999 that may be exercised between 2005 and 2007.

Air France Group

7. DISPOSALS OF SUBSIDIARIES AND AFFILIATES

The net income from the disposal of subsidiaries and affiliates in this period (EUR 4 million) mainly corresponds to the sale of the SITA Telecom securities held by Air France.

During the previous period, the Group sold the France Telecom shares received in exchange for the Air France stake in Equant NV. This transaction generated a profit of EUR 23 million.

8. INCOME TAX

In € millions

Nine months ended December 31,	2002	2001
Current tax charge	(8)	(4)
Deferred tax credit (charge)	(50)	(4)
Total tax credit (charge)	**(58)**	**(8)**

The current tax charge relates to amounts paid or payable in the short term to the tax authorities in respect of the current year, in accordance with the regulations prevailing in various countries and any applicable treaties.

The EUR 58 million tax charge essentially corresponds to a write-back of deferred tax assets, resulting from tax profits for the period, which led the Company to use a portion of its carryforward tax losses from prior years. This charge has not resulted in any cash outflows to date.
In addition, the Company opted for Group tax consolidation as of April 1, 2002. The scope of consolidation mainly includes Air France, Air France Finance and French regional airline companies.

Air France Group

9. SCOPE OF CONSOLIDATION AT DECEMBER 31, 2002

	Address	Siren	Stock	% Holding	% control	Method	Year end
AIR FRANCE SERVISAIR LTD	Room 229 - Terminal 2 Office Block London Heathrow Airport - Hounslow MDDX TW6 1RR - GREAT BRITAIN	Foreign	7,000,000 gbp	51	51	Fully consolidated	Dec-31
AMADEUS FRANCE	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	348 702 457	1,600 €	74	66	Fully consolidated	Mar-31
AMADEUS FRANCE SERVICES	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	356 305 326	2,880,016 €	42	57	Fully consolidated	Mar-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid - SPAIN	Foreign	27,898,000 €	23	35	Equity method	Dec-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312 139 215	1,300,000 €	100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347 907 636	-	100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham road West Heathrow Airport - Hounslow MDDX TW6 3RN - GREAT BRITAIN	Foreign	800,000 gbp	50	50	Equity method	Dec-31
REENTON DEVELOPMENT LIMITED	Guangdong Investment Tower, 11th Floor 148 Connaught Road Central Hong Kong	Foreign	10,000 hkd	51	51	Fully consolidated	Dec-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	2,286,735 €	60	60	Fully consolidated	Mar-31
AIR FRANCE FINANCE sub group							
AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341 178 697	153,272,000 €	100	100	Fully consolidated	Mar-31
AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323 650 945	1,674,000 €	36	36	Equity method	Mar-31
AIR FRANCE FINANCE IRELAND	69/71 st Stephen's Green Dublin 2 IRELAND	Foreign	3,502,508 usd	100	100	Fully consolidated	Dec-31
AIR FRANCE PARTNAIRS LEASING NV	130 Schottegatweg Oost Curaçao- DUTCH WEST INDIES	Foreign	60,209,180 usd	45	45	Equity method	Dec-31
ALL AFRICA AIRWAYS	Les Cascades, Edith Cavell Street Port-Louis - Mauritius	Foreign	5,757,974 usd	51	51	Fully consolidated	Dec-31
BRIT AIR	Aéroport BP 156 29204 Morlaix	927 350 363	23,483,376 €	100	100	Fully consolidated	Mar-31
CITY JET	Swords Campus, Balheary Road Swords Co. Dublin - IRLANDE	Foreign	5,079,968 €	100	100	Fully consolidated	Mar-31
FREQUENCE PLUS SERVICES	51/59 avenue Ledru Rollin 94 200 Ivry sur Seine	347 944 259	2,288,000 €	100	100	Fully consolidated	Mar-31
ICARE	Aéroport BP 156 29204 Morlaix	380 582 346	1,035,488 €	100	100	Fully consolidated	Mar-31
PROTEUS DEVELOPPEMENT	Aéroport de Dijon Bourgogne 21600 Longvic	399 132 554	5,559,063 €	100	100	Fully consolidated	Mar-31
PROTEUS FINANCE	Zone industrielle La Plaine - BP 134 42163 Andrezieux	428 865 141	40,000 €	100	100	Fully consolidated	Mar-31
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44340 Bouguenais	335 351 920	18,400,639 €	100	100	Fully consolidated	Mar-31
SOCIETE D'EXPLOITATION AERONAUTIQUE	45,rue de Paris 95747 Roissy CDG Cedex	379 316 276	38,112 €	100	100	Fully consolidated	Mar-31
SOCIETE NOUVELLE AIR IVOIRE	Place de la République - Abidjan Côte d'Ivoire	Foreign	3,600,000,000 xof	39	76	Fully consolidated	Dec-31

Air France Group

SCOPE OF CONSOLIDATION AT DECEMBER 31, 2002 (continued)

	Address	Siren	Stock	% Holding	% Control	Method	Year end
SERVAIR sub group							
SERVAIR (Cie d'exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722 000 395	52,386,208 €	88	88	Fully consolidated	Dec-31
ACNA	Bat. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382 587 558	250,000 €	88	100	Fully consolidated	Dec-31
ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	437 568 702	1,500,000 €	45	51	Fully consolidated	Dec-31
AEROSUR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	432 219 940	40,000 €	88	100	Fully consolidated	Dec-31
AFRIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	403 236 714	150,000 €	45	51	Fully consolidated	Dec-31
AIR CHEF	Via Venezia Guilia 5/a Milano ITALY	Foreign	1,000,000 €	28	25	Equity method	Dec-31
ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath road Cranford Middlesex TW5 9US GREAT BRITAIN	Foreign	17,068,000 gbp	24	27	Equity method	Jan-31
BRUNEAU PEGORIER	15 rue de la Grande Borne 77 990 Le Mesnil Amelot	572 129 377	1,365,500 €	84	95	Fully consolidated	Dec-31
CARBAG	12 chemin des glirettes 95000 Le Thillay	382 587 558	10,000 €	88	100	Fully consolidated	Dec-31
CENTRE DE PRODUCTION ALIMENTAIRE	16 rue de la Grande Borne 77990 Le Mesnil Amelot	380 885 129	1,500,000 €	88	100	Fully consolidated	Dec-31
CULIN'AIR PARIS	8 rue des acacias 77230 Villeneuve sous Dammartin	430 048 959	914,760 €	49	56	Fully consolidated	Dec-31
DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	215,000,000 cfa	42	48	Equity method	Dec-31
EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	440,000 usd	88	100	Fully consolidated	Dec-31
FLYING FOOD CATERING	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	920,000 usd	43	49	Equity method	Dec-31
FLYING FOOD MIAMI	1650 N.W - 70 th Avenue Miami, Florida 33299 USA	Foreign	6,000,000 usd	43	49	Equity method	Dec-31
FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame California 94010 USA	Foreign	3,000,000 usd	39	44	Equity method	Dec-31
FLYING FOOD SERVICES	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	450,000 usd	43	49	Equity method	Dec-31
JET CHEF	Zone d'aviation d'affaires 93350 Aéroport du Bourget	382 587 541	380,000 €	88	100	Fully consolidated	Dec-31
LOME CATERING SA	Aéroport de Lomé BP 3688 TOGO	Foreign	100,000,000 cfa	16	35	Equity method	Dec-31
MACAU CATERING SERVICES	Catering Building Macau International Airport Pac On Taipa - MACAU	Foreign	16,000,000 mop	15	34	Equity method	Dec-31

Air France Group

SCOPE OF CONSOLIDATION AT DECEMBER 31, 2002 (continued)

	Address	Siren	Stock	% Holding	% Control	Method	Year end
MALI CATERING	Aéroport de Bamako Sénou BP E3803 - Bamako MALI	Foreign	350,000,000 cfa	63	99	Fully consolidated	Dec-31
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384 030 680	700,000 €	89	100	Fully consolidated	Dec-31
PASSERELLE	Route du Midi Bat. 3441 - BP 10605 95724 Roissy CDG Cedex	433 032 828	7,500 €	88	100	Fully consolidated	Dec-31
PMAIR	Bat. 3416 - Route du Midi 93290 Tremblay	437 927 882	8,000 €	45	51	Fully consolidated	Dec-31
SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	30,600,000 cfa	29	33	Equity method	Dec-31
SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - SPAIN	Foreign	710,797 €	31	35	Equity method	Dec-31
SERVAIR SATS	PO Box 3 Singapoure Changi Airport 918141 SINGAPORE	Foreign	1,040,000 sgd	45	51	Fully consolidated	Dec-31
SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424 657 179	37,500 €	88	100	Fully consolidated	Dec-31
SESAL	Aéroport Léon Mba PO Box 20303 Libreville - GABON	Foreign	250,000,000 cfa	35	40	Equity method	Dec-31
SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	722 003 795	1,905,000 €	88	100	Fully consolidated	Dec-31
SKYCHEF	International Airport PO Box 450 Victoria - Point Larue Mahé - SEYCHELLES	Foreign	312,500 scr	48	55	Fully consolidated	Mar-31
SKYLOGISTIC	BP 121 69125 Lyon St Exupéry Aéroport	423 049 089	37,500 €	88	100	Fully consolidated	Dec-31
SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320 750 763	225,000 €	85	97	Fully consolidated	Dec-31
SORI	Zone de fret Nord Aéroport Pôle Caraïbes 97139 Abymes	322 055 187	50,000 €	44	50	Fully consolidated	Dec-31
SPECIAL MEALS CATERING	16 rue de la Grande Borne 77990 Le Mesnil Amelot	429 627 474	7,500 €	88	100	Fully consolidated	Dec-31

Air France Group


AIR FRANCE GROUP
at 12/31/2002
Fully integrated
Equity affiliates
AIR FRANCE
88.03%
SERVAIR
4.29 %
99.98 %
C.R.M.A
100.00 %
AIR FRANCE FINANCE
ACNA
100.00%
95.71 %
ORLY AIR TRAITEUR
60.00 %
SODEXI
100.00 %
FREQUENCE PLUS SERVICES
100.00%
CARBAG
100.00%
CENTRE DE PRODUCTION ALIMENTAIRE
100.00%
GIE ITAB
100.00 %
SOCIETE D'EXPLOITATION AERONAUTIQUE
100.00%
PASSERELLE
100.00%
JET CHEF
51.00%
AIR FRANCE SERVISAIR LTD
45.00 %
AIR FRANCE PARTNAIRS LEASING N.V
100.00%
SERVANTAGE
95.21%
BRUNO PEGORIER
51.00%
REENTON
100.00%
AIR FRANCE FINANCE IRELAND
100.00%
SKY LOGISTIC
50.04%
SORI
50.00 %
HEATHROW CARGO HANDLING
36.00 %
AIR AUSTRAL
51.00 %
ACSAIR
97.00%
SOGRI
23.36 %
AMADEUS GLOBAL DISTRIBUTION
51.00%
ALL AFRICA AIRWAYS
51.00 %
PMAIR
100.00%
SOCIETE IMMOBILIERE AEROPORTUAIRE
34.00%
76.42%
55.00%
SKY CHEF
66.00 %
SNC AMADEUS FRANCE
AIR IVOIRE
CULIN'AIR PARIS
56.00%
100.00%
SPECIAL MEALS CATERING
57.22%
AFRIQUE CATERING
51.00%
100.00%
AEROSUR
AMADEUS FRANCE SERVICE SA
100.0%
BRIT AIR
99.96%
35.00%
LOME CATERING
27.31 %
ALPHA
CITY JET
100.00%
ICARE
25.00%
55.08%
MALI CATERING
43.52%
25.00%
AIR CHEF
PROTEUS DEVELOPPEMENT
100.00%
100.00%
PROTEUS FINANCE
95.51%
SERVAIR SATS
51.00%
48.13%
DAKAR CATERING
1.26%
REGIONAL C.A.E
3.23%
34.00%
MACAO CATERING SERVICE
35.00%
SERVAIR EUREST
49.00%
FLYING FOOD CATERING
49.00%
FLYING FOOD SERVICES
SEREP
33.50%
100.00%
EUROPEAN CATERING SERVICES
49.00%
FLYING FOOD MIAMI
SESAL
40.00%
44.00%
FLYING FOOD SAN FRANCISCO

Air France Group

FINANCIAL STATEMENTS

AIR FRANCE GROUP

CONSOLIDATED INCOME STATEMENT

In EUR millions	Third quarter ended			Nine months ended		
	12.31.2002	12.31.2001	Variation	12.31.2002	12.31.2001	Variation
Operating revenues						
Scheduled passenger	2 370	2 146	10,4%	7 429	7 191	3,3%
Other passenger revenues	208	196	6,1%	619	679	-8,8%
Total Passenger	*2 578*	*2 342*	*10,1%*	*8 048*	*7 870*	*2,3%*
Cargo	356	345	3,2%	999	941	6,2%
Other cargo revenues	46	46	0,0%	126	145	-13,1%
Total Cargo	*402*	*391*	*2,8%*	*1 125*	*1 086*	*3,6%*
Maintenance	122	134	-9,0%	409	415	-1,4%
Others	34	40	-15,0%	105	117	-10,3%
Total operating revenues	**3 136**	**2 907**	**7,9%**	**9 687**	**9 488**	**2,1%**
Operating charges						
Aircraft fuel	(356)	(353)	0,8%	(1 036)	(1 152)	-10,1%
Chartering costs	(107)	(133)	-19,5%	(314)	(510)	-38,4%
Landing fees & en route charges	(234)	(216)	8,3%	(709)	(667)	6,3%
Catering	(75)	(69)	8,7%	(243)	(248)	-2,0%
Handling charges & other operating costs	(188)	(181)	3,9%	(572)	(579) [1]	-1,2%
Aircraft maintenance costs	(169)	(159)	6,3%	(498)	(476)	4,6%
Commercial & distribution costs	(284)	(261)	8,8%	(886)	(844)	5,0%
Other external expenses	(306)	(301)	1,7%	(906)	(858) [1]	5,6%
Salaries & related costs	(988)	(934)	5,8%	(2 939)	(2 773)	6,0%
Taxes other than income tax	(51)	(39)	30,8%	(142)	(131)	8,4%
Gross operating result before aircraft operating lease costs	**378**	**261**	**44,8%**	**1 442**	**1 250**	**15,4%**
Aircraft operating lease costs	(130)	(119)	9,2%	(399)	(358)	11,5%
Gross operating result	**248**	**142**	**74,6%**	**1 043**	**892**	**16,9%**
Charge to depreciation/amortization, net	(254)	(249)	2,0%	(737)	(728)	1,2%
Charge to operating provisions, net	6	(8)	-175,0%	(23)	(12)	91,7%
Other operating income and charges, net	2	1	100,0%	12	5	140,0%
E.B.I.T	**2**	**(114)**	**-101,8%**	**295**	**157**	**87,9%**
Gain on disposal of flight equipment, net	2	2	0,0%	20	56	-64,3%
Operating income	**4**	**(112)**	**-103,6%**	**315**	**213**	**47,9%**
Restructuring costs	**(1)**	**(1)**	**0,0%**	**(13)**	**(3)**	333,3%
Financial income	4	15	-73,3%	38	46 [2]	-17,4%
Financial expenses	(33)	(41)	-19,5%	(119)	(123) [2]	-3,3%
Foreign exchange losses, net	26	3	766,7%	56	(12)	-566,7%
Net (charge) release to provisions	(4)	7	-157,1%	(23)	4	-675,0%
Net financial charges	**(7)**	**(16)**	-56,3%	**(48)**	**(85)**	-43,5%
Gain on disposals of subsidiaries and affiliates	0	(1)	-100,0%	4	22	-81,8%
Pretax income (loss)	**(4)**	**(130)**	**-96,9%**	**258**	**147**	**75,5%**
Share in net income of equity affiliates	11	7	57,1%	32	30	6,7%
Amortization of goodwill	(4)	(4)	0,0%	(12)	(12)	0,0%
Income (loss) before income taxes and minority interests	**3**	**(127)**	**-102,4%**	**278**	**165**	**68,5%**
Income tax	1	(3)	-133,3%	(58)	(8)	625,0%
Income (loss) before minority interests	**4**	**(130)**	**-103,1%**	**220**	**157**	**40,1%**
Minority interests	(2)	(1)	100,0%	(2)	(5)	-60,0%
NET INCOME (LOSS)	**2**	**(131)**	**-101,5%**	**218**	**152**	**43,4%**

(1) After reclassification of EUR 8 million in charges previously recorded in other external expenses.

(2) After offsetting EUR 9 million in financial income generated by finance lease deposits previously recorded in other financial income.

FLEET AS OF DECEMBER 2002

AIR FRANCE FLEET

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/12/02	In operation 31/12/02
Concorde	5	-	-	5	4
B747-200	4	-	4	8	8
B747-300	4	-	-	4	4
B747-400	12	1	-	13	13
B777-200	15	2	8	25	25
A340-300	12	6	4	22	22
A330-200	2	1	5	8	8
B767-300	1	-	3	4	4
Long-haul fleet	**55**	**10**	**24**	**89**	**88**
B747-200	5	1	5	11	11
B747-400	1	-	2	3	3
Cargo	**6**	**1**	**7**	**14**	**14**
A321	8	2	4	14	14
A320	43	6	14	63	63
A319	17	4	18	39	39
B737-300	-	1	6	7	7
B737-500	2	7	18	27	27
Medium-haul fleet	**70**	**20**	**60**	**150**	**150**
Total	**131**	**31**	**91**	**253**	**252**

REGIONAL FLEET

BRIT AIR

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/12/02	In operation 31/12/02
ATR42-300	1	-	2	3	2
Canadair Jet 100	3	17	-	20	20
Canadair Jet 700	-	7	-	7	7
F100-100	1	-	7	8	8
Total	**5**	**24**	**9**	**38**	**37**

CITY JET

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/12/02	In operation 31/12/02
BAE146-200	1	-	10	11	11
Total	**1**		**10**	**11**	**11**

REGIONAL

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/12/02	In operation 31/12/02
BEECH1900	7	2	-	9	-
EMB120-ER	-	6	10	16	16
EMB135-ER	-	5	4	9	9
EMB145-EU/MP	1	7	17	25	25
F100-100	-	-	4	4	4
SAAB 2000	-	-	8	8	8
Total	**8**	**20**	**43**	**71**	**62**
Total Regional	**14**	**44**	**62**	**120**	**110**
TOTAL AIR FRANCE GROUP	**145**	**75**	**153**	**373**	**362**